Thunder Power Holdings, Inc.

221 W 9th St #848

Wilmington, Delaware 19801

BY EDGAR

April 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn:	Thomas Jones
Jay Ingram

RE:	Thunder Power Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 7, 2025

Mr. Jones and Mr. Ingram:

Thunder Power Holdings, Inc. (the “Company”), a Delaware corporation, hereby submits this letter in response to the comments set forth in that certain letter dated March 20, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the preliminary proxy statement on Schedule 14A that the Company filed with the Commission on March 7, 2025.

The Company is responding to the Staff’s comments by filing Amendment No. 2 to the proxy statement (“Amendment No. 2”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Results of Operations, page 13

We note that you present US dollar equivalents in the tables included in this section. Please revise to disclose your reason for, and the rates used in, providing this convenience translation for investors. You should disclose the rates used to translate all income statement as well as balance items presented.

Response

In response to the comment, we have revised the remove all the US dollar reference for consistency with the audited financial statements of Electric Power Technology Limited. Please refer to pages 29 to 35.

Comment 2	Financial Statements of Electric Power Technology Limited and its Subsidiaries, page F-3

Please revise the filing to include financial statements of Electric Power Technology Limited that are audited by an independent accountant in accordance with either (i) the standards of the PCAOB or (ii) U.S. generally accepted auditing standards (“U.S. GAAS”). See Rule 1-02(a)(d) of Regulation S-X. Further, revise the filing to include a report issued by your independent accountant that complies with the requirements of Rule 2-02 of Regulation S-X.

Response

In response to the comment, we have included financial statements of Electric Power Technology Limited that are audited in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”). Please refer to page F-5.

Thunder Power Holdings, Inc.

221 W 9th St #848

Wilmington, Delaware 19801

Comment 3	Financial Statements of Electric Power Technology Limited and its Subsidiaries, page F-3

Have your auditor revise its report to indicate, and please revise the financial statements to clearly disclose the accounting principles and practices reflected therein. Include a clear statement in the accounting policy note to indicate whether the financial statements were prepared using IFRS as issued by the IASB. Otherwise, revise to include the reconciliations to U.S. GAAP required by Item 18 of Form 20-F. This comment also applies to your interim financial statements.

Response

The Company respectfully submits it is working with the TW Company to update the financial statements under IFRS issued by IASB.

Comment 4	Financial Statements of Electric Power Technology Limited and its Subsidiaries, page F-3

Please remove the ‘Notice to Readers’ currently included on page F-11, or tell us why that disclosure is appropriate.

Response

In response to the comment, we have revised and removed the “Notice to Readers” that were originally included on page F-11.

Comment 5	Accountant's Review Report, page F-79

Please have your independent accountant revise its review report to comply with (i) the standards of the PCAOB or (ii) US GAAS. In addition, we note that the first sentence of the report indicates that your independent accountant audited the balance sheets of the company as of September 30, 2024 and 2023 and the related consolidated statements of income, changes in equity, and cash flows for the nine months then ended, and the related notes to the consolidated financial statement. Have your auditor remove this reference to an audit, or advise us. Lastly, please note that a review report is not usually required when providing unaudited interim financial statements in filings.

Response

The Company submits that as Electric Power Technology Limited has released its financial statements for the year ended December 31, 2024, the Company has removed the reviewed financials statement covering the nine-month periods ended September 30, 2023 and 2024. As Electric Power Technology Limited would qualify as an emerging growth company, the Proxy Statement currently included the audited financial statements of Electric Power Technology Limited for the years ended December 31, 2023 and 2024.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call contact undersigned at christopher.nicoll@aiev.ai or Elizabeth Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (tel:212-326-0199).

Sincerely,

/s/ Christopher Nicoll
Christopher Nicoll
Chief Executive Officer